                                                                    EXHIBIT 99.2

                        Jorf Lasfar Energy Company S.C.A
                                      JLEC

                        CENTRALE THERMIQUE DE JORF LASFAR
                               B P 99 SIDI BOUZID
                                    El JADIDA
                                     MOROCCO
                              Tel : 212 23 34 53 71
                              Fax : 212 23 34 54 05


                                     US GAAP


                              FINANCIAL STATEMENTS


                                      AS OF


                        DECEMBER 31, 2002, 2001 AND 2000

--------------------------------------------------------------------------------

      R.C. n DEG. 86655 - Patente n DEG. 35511273 - Identification Fiscale
                            (I.S TVA) n DEG. 1021595

JORF LASFAR ENERGY COMPANY

INDEX TO FINANCIAL STATEMENTS

                                                                                   Page(s)
                                                                                 -----------
Report of Independent Auditors                                                        3

Balance Sheet as of December 31, 2002, 2001 and 2000                                  4

Statements of Income for the year ended December 31, 2002, 2001 and 2000              5

Statements of Stockholders' Equity for the year ended December 31, 2002,              6
 2001 and 2000

Statements of Cash Flows for the year ended December 31, 2002, 2001 and 2000          7

Notes to US GAAP Financial Statements                                               8-20

Report of Independent Auditors


To the Management Committee
and Stockholders of Jorf Lasfar
Energy Company S.C.A.
B.P. 99 Sidi Bouzid
El Jadida


We have audited the accompanying balance sheets of Jorf Lasfar Energy Company as of December 31, 2002, 2001 and 2000, and the related statements of income, of stockholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jorf Lasfar Energy Company at December 31, 2002, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Price Waterhouse

Price Waterhouse
Casablanca, Morocco
February 7, 2003

JORF LASFAR ENERGY COMPANY

BALANCE SHEETS

                                                                     December 31, 2002     December 31, 2001     December 31, 2000
                                                                    ------------------    ------------------    ------------------
                                                                    (000) U.S. Dollars    (000) U.S. Dollars    (000) U.S. Dollars
ASSETS

      Current Assets
           Cash .................................................   $           46,683    $           67,106    $           67,203
           Inventories ..........................................               40,615                31,759                22,517
           Accounts receivable ..................................               76,175                86,515                63,540
           Prepayments ..........................................               10,431                 4,477                 5,455
           Net investment in direct financing leases                            51,504                77,362                81,776
           Other ................................................                    -                     -                   191
                                                                    ------------------    ------------------    ------------------
                 Total current assets ...........................              225,408               267,219               240,682

      Long Term Assets, net
           Restricted cash ......................................               53,778                17,140                     -
           Fixed Assets .........................................                6,554                 6,284                     -
           Net investment in direct financing leases                         1,053,057             1,026,152             1,121,934
           Other long term assets ...............................               10,968                 9,445                 1,576
                                                                    ------------------    ------------------    ------------------
                 Total long term assets .........................            1,124,357             1,059,021             1,123,510

                                                                    ------------------    ------------------    ------------------
                 Total assets ...................................   $        1,349,765    $        1,326,240    $        1,364,192
                                                                    ==================    ==================    ==================

LIABILITIES AND SHAREHOLDERS' EQUITY

      Current Liabilities
           Accounts payable to third parties ....................   $           25,498    $           34,764    $           55,465
           Accounts payable to related parties ..................              145,065                74,704                10,902
           Current part of long-term loans in US Dollars ........               25,749                24,873                18,436
           Current part of long-term loans in Euro ..............               36,855                31,167                24,543
           Other current liabilities ............................               18,370                 8,426                21,689
                                                                    ------------------    ------------------    ------------------
                 Total current liabilities ......................              251,537               173,934               131,035

      Non-Current Liabilities
           Long-term loans in US Dollars ........................              238,174               251,667               227,167
           Long-term loans in Euro ..............................              340,912               319,457               322,168
           Deferred tax liability ...............................               13,005                 6,097                     -
           Derivative instrument liability ......................               21,410                10,665                     -
           Unfunded pension obligation                                           5,693                     -                     -
                                                                    ------------------    ------------------    ------------------
                 Total non-current liabilities ..................              619,194               587,886               549,335

      Commitment and Contingencies

      Stockholders' Equity
           Common stock .........................................                   58                    58                    58
           Convertible stockholders' securities .................              201,425               201,425               387,355
           Preferred stock ......................................              185,930               185,930                     -
           Retained earnings ....................................              113,031               187,672               296,409
           Accumulated other comprehensive loss .................              (21,410)              (10,665)                    -
                                                                    ------------------    ------------------    ------------------
                 Total stockholders' equity .....................              479,034               564,420               683,822

                                                                    ------------------    ------------------    ------------------
                 Total liabilities and stockholders' equity .....   $        1,349,765    $        1,326,240    $        1,364,192
                                                                    ==================    ==================    ==================

The accompanying notes are an integral part of these financial statements.

JORF LASFAR ENERGY COMPANY

STATEMENTS OF INCOME

FOR THE YEARS ENDED

                                                                     December 31, 2002     December 31, 2001     December 31, 2000
                                                                    ------------------    ------------------    ------------------
                                                                    (000) U.S. Dollars    (000) U.S. Dollars    (000) U.S. Dollars
REVENUE

     Lease revenue from direct financing leases .................   $          183,542    $          195,224    $          146,153
     Energy .....................................................              130,446               116,709                70,487
     Operations and maintenance .................................               42,930                38,809                24,981
     Other                                                                       7,354                 6,554                 4,968
                                                                    ------------------    ------------------    ------------------
           TOTAL REVENUE                                                       364,272               357,296               246,589

Operating Expenses

     Coal Cost ..................................................              126,957               115,066                69,180
     Fuel oil cost ..............................................                  911                   753                   586
     Operations and maintenance .................................               30,484                20,329                21,775
     Operator's incentive .......................................                3,721                 2,099                 1,411
     Generator costs ............................................               11,397                12,547                 6,583
     Amortization of major maintenance ..........................                1,128                   470                     -
     Depreciation of fixed assets ...............................                1,624                   261                     -
                                                                    ------------------    ------------------    ------------------
           TOTAL OPERATING EXPENSES                                            176,222               151,525                99,535

OPERATING INCOME                                                               188,050               205,771               147,054

Financial Items

     Financial income ...........................................                1,764                 4,735                 1,319
     Exchange gain (loss) .......................................               (1,558)                8,197                   229
     Financial expenses .........................................              (44,834)              (50,617)              (22,437)
                                                                    ------------------    ------------------    ------------------
           TOTAL FINANCIAL ITEMS                                               (44,628)              (37,685)              (20,889)

INCOME BEFORE TAXES                                                            143,422               168,086               126,165

     Income taxes
           Current ..............................................                4,226                   603                 8,580
           Deferred .............................................                6,908                 6,097                   (88)
                                                                    ------------------    ------------------    ------------------

NET INCOME                                                          $          132,288    $          161,386    $          117,673
                                                                    ==================    ==================    ==================

The accompanying notes are an integral part of these financial statements.

JORF LASFAR ENERGY COMPANY

STATEMENT OF STOCKHOLDERS' EQUITY

COMMON STOCK                                             2002         2001         2000         2002         2001         2000
                                                         ----         ----         ----      ----------   ----------   ----------
                                                                NUMBER OF SHARES                      (000) U.S. DOLLARS
  At beginning and end of period                           5,500        5,500        5,500   $       58   $       58   $       58

CONVERTIBLE STOCKHOLDERS' SECURITIES
  At beginning of period                                                                        201,425      387,355            -
  Conversion of the Company Loan to Convertible
   Stockholder's Securities                                                                           -                   387,355
  Conversion of Convertible Stockholder's
   Securities to Preferred Stock                                                                      -     -185,930            0
                                                                                             ----------   ----------   ----------
          At end of period                                                                      201,425      201,425      387,355

PREFERRED STOCK
  At beginning of period                                                                        185,930            -            -
  Conversion of  Convertible Stockholder's
   Securities to Preferred Stock                                                                      -      185,930            -
                                                                                             ----------   ----------   ----------
          At end of period                                                                      185,930      185,930            -

RETAINED EARNINGS (DEFICIT)
      At beginning of period                                                                    187,672      296,409      178,736
      Net income                                                                                132,288      161,386      117,673
      Common stock dividend declared                                                           -184,891     -270,123            -
      Preferred stock dividend declared                                                          -9,942            -            -
      Dividend on convertible stockholders'
       securities                                                                               -12,096            -            -
                                                                                             ----------   ----------   ----------
          At end of period                                                                      113,031      187,672      296,409

OTHER COMPREHENSIVE INCOME (LOSS) (a)
  Derivative Instruments
      At beginning of period                                                                    -10,665            -            -
      Reclassification of gains (losses) included
       in net income                                                                              2,950          699            -
      Unrealized gain (loss) on derivative
       instruments                                                                              -13,695      -11,364            -
                                                                                             ----------   ----------   ----------
          At end of period                                                                      -21,410      -10,665            -
                                                                                             ----------   ----------   ----------

                                                                                                479,034      564,420      683,822
                                                                                             ==========   ==========   ==========

      (a) Disclosure of Comprehensive Income (Loss)

          Net income                                                                         $  132,288   $  161,386   $  117,673
          Derivative instruments
            Reclassification of gains (losses) in
             net income                                                                           2,950          699            -
            Unrealized gain (loss) on derivative
             instruments                                                                        -13,695      -11,364            -
                                                                                             ----------   ----------   ----------

          Total Comprehensive Income                                                         $  121,543   $  150,721   $  117,673
                                                                                             ==========   ==========   ==========

The accompanying notes are an integral part of these financial statements.

JORF LASFAR ENERGY COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED

                                                                     December 31, 2002     December 31, 2001     December 31, 2000
                                                                    ------------------    ------------------    ------------------
                                                                    (000) U.S. Dollars    (000) U.S. Dollars    (000) U.S. Dollars
CASH FLOWS FROM OPERATING ACTIVITIES
      Payments received from ONE ................................   $          471,044    $          411,872    $          240,827
      Interest received .........................................                1,748                 4,543                 1,286
      Insurance payments ........................................               (5,665)               (7,104)                1,389
      Payments of operating costs ...............................             (261,641)             (228,771)              (93,587)
      Cash effect of value added tax ............................                 (321)                4,430                 9,236
                                                                    ------------------    ------------------    ------------------
           Net cash provided by operating activities ............              205,165               184,970               159,151

CASH FLOWS USED FOR INVESTING ACTIVITIES
      Net (increase) in restricted cash                                        (36,638)              (17,140)                    -
      Acquisition of fixed assets ...............................               (3,957)               (5,501)              (80,121)
      Payment of project costs ..................................                  -93               (21,504)              (20,693)
                                                                    ------------------    ------------------    ------------------
           Net cash (used in) investing activities ..............              (40,688)              (44,145)             (100,814)

CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from loans .......................................                    -                92,589                44,152
      Repayment of loans ........................................              (57,964)              (41,961)                    -
      Payment of financing costs ................................                    -                     -               (52,661)
      Payment of dividend .......................................             (132,114)             (189,600)                    -
                                                                    ------------------    ------------------    ------------------
           Net cash (used in) financing activities ..............             (190,078)             (138,972)               (8,509)

      Effect of exchange rate changes on cash ...................                5,178                (1,950)                 (450)

CASH AT BEGINNING OF PERIOD .....................................               67,106                67,203                17,825

NET (DECREASE) INCREASE IN CASH .................................              -20,423                   -97                49,378
                                                                    ------------------    ------------------    ------------------

CASH AT END OF PERIOD ...........................................   $           46,683    $           67,106    $           67,203
                                                                    ==================    ==================    ==================

SUPPLEMENTAL CASH FLOWS INFORMATION
Cash paid during the year-
      Interest                                                                  56,054                45,486                52,671
      Income taxes                                                               5,150                 6,173                     -

The accompanying notes are an integral part of these financial statements.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS

1. GENERAL

a. BACKGROUND

The power station at Jorf Lasfar is located on the Atlantic coast of Morocco, adjacent to the Port of Jorf Lasfar, in the Province of El Jadida. This location is approximately 127 km south--west of Casablanca.

Units 1 and 2 of the power station were constructed by GEC Alstom for the Moroccan Electricity Company, Office National de l'Electricite ("ONE"), and are in commercial operation. Each of these existing Units is 330 MW, fired by coal. In October of 1994, the ONE issued a public tender for international companies to expand the power station at Jorf Lasfar. In February of 1995, the ONE selected the "Consortium" of ABB Energy Ventures and CMS Generation Company as the preferred bidder and exclusive partner for negotiation. In April of 1996, the Consortium and ONE reached agreement in principle, and initialed the necessary Project Agreements.

b. ESTABLISHMENT

In order to officially conclude and implement these Project Agreements, the Consortium established the Jorf Lasfar Energy Company (the "Company" or "JLEC") on January 20, 1997. The Company was established as a limited partnership ("societe en commandite par actions") in accordance with the Laws of the Kingdom of Morocco, with Commercial Registration Number 86655, Fiscal Identification Number 1021595, and Patente Number 35511274.

In accordance with its charter documents, the Company's objective and purpose was to construct, operate, manage and maintain the power station at Jorf Lasfar, including the development, financing, engineering, design, construction, commissioning, testing, operation and maintenance of two (2) new coal-fired Units, which are very similar in size and technology to the previously existing Units. In order to secure its fuel supply the Company also operates and maintains the coal-unloading pier in the Port of Jorf Lasfar. For these activities, the Company received a "right of possession" ("droit de jouissance") for the Site, the existing Units, the new Units and coal unloading pier. This "right of possession" will continue for the duration of the Project Agreements, which is anticipated to be from 15 to 30 years.

c. COMPANY LOAN, TRANSFER OF POSSESSION, PROJECT FINANCING AND INITIAL DISBURSEMENT

On September 12, 1997, all Project Agreements were signed, the Company Loan Agreement was executed and the first disbursement of the Company Loan was used to pay the Transfer of Possession Agreement (TPA) fee to ONE, amounting to US$ 263,158,000. As a consequence, JLEC received possession of the power station at Jorf Lasfar on September 13, 1997, and began to sell its available capacity and net generation to ONE. All remaining requirements for project financing were completed in November, and initial disbursement of the Project Loans occurred on November 25, 1997.

d. CONSTRUCTION, COMMERCIAL OPERATION, PURCHASE OF COMPANY LOAN AND REPAYMENT OF PROJECT LOANS

After a period of construction lasting 33 months and 41 months, Unit 3 and 4 began normal commercial operation on June 9, 2000, and February 2, 2001, respectively. Consequently, the JLEC shareholders converted 100% of the Company Loan Notes on December 11, 2000 in equity, and JLEC began the repayment of all Project Loans on May 15, 2001. After JLEC completes the repayment of all Project Loans ( which is scheduled for February 15, 2013), ONE has the option to pay JLEC a Termination Amount of US$ 229,544,000, and then terminate all Project Agreements and retake possession of the Site and power station at Jorf Lasfar. The Termination Amount declines from US$ 220,076,000 in 2013 to zero in 2027.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Company's books and records are maintained using the historical cost convention.
The accounting and reporting policies of the Company are in accordance with the accounting principles generally accepted in Morocco, which are called "Code General de Normalisation Comptable" or "CGNC".
These financial statements reflect all adjustments necessary to comply with accounting principles generally accepted in the United States.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS

b. REVENUE RECOGNITION

On September 12, 1997, the Company and the Office National de L'Electricite
(ONE) executed a set of contracts related to the power station at Jorf Lasfar. In accordance with Statement of Financial Accounting Standard (SFAS) No. 13, these contracts are accounted for as a direct financing lease.

JLEC ( the "Lessor") is entitled to receive a stream of payments from ONE (the "Lessee") through September 2013, the date at which ONE can repurchase the facility through the payment of the Termination Amount, as defined.

LEASE REVENUE FROM DIRECT FINANCING LEASES is based on the accretion of the unearned income in the direct financing leases (See Note 12.) over the lease term using the interest method.

ENERGY REVENUES are recognized for the sale of energy to ONE when delivered.

OPERATIONS AND MAINTENANCE REVENUES are earned based on the terms of the contracts. The revenues provide for the recovery of these costs incurred by JLEC to meet the contract requirements, including a profit mark-up. Revenues are recognized upon the sale of energy to ONE.

c. INVENTORIES

The Company accounts for inventories by applying the FIFO or average cost method to each item on a lower of market value or cost.

d. FOREIGN CURRENCY TRANSACTIONS

The books and records of the Company for U.S. GAAP are maintained in U.S. Dollars, which is both the reporting and functional currency. Transactions in other currencies are translated to U.S. Dollars at the spot rate. Monetary assets and monetary liabilities outstanding in foreign currencies on balance sheet dates are translated into U.S. Dollars at rates prevailing on such balance sheet dates. Exchange gains and losses on those foreign currency operations are included in determining net income for the period in which exchange rates change.

e. CORPORATE TAX

Current Income tax is determined under Moroccan Income tax rules. In 1997, JLEC signed a "Tax incentive" convention with the Moroccan tax authorities. The main principals of this convention are summarized below:

- Income is subject to corporate tax and "Produit de Solidarite National" tax
  (PSN)
- PSN tax rate is 8.75% and is not subject of any tax holiday.
- Income tax holiday period is ten years
- income tax holiday period starts on the "commercial operation date" for each unit
- income tax holiday is 100% during the first five-year period then at 50% of the income tax rate during the second five-year period
- income not related to the sale of electricity is subject to a tax rate of 35%

The "commercial operation date" for units 1 and 2, unit 3 and unit 4 were September 1997, June 2000 and February 2001, respectively. On September 12, 2002, income related to units 1 and 2 became taxable at 17.5%. Unit 3 and Unit 4 are still in the tax holiday period. The PSN tax was eliminated on January 1, 2001.

JORF  LASFAR  ENERGY  COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS

f. DEFERRED INCOME TAX

Starting September 13, 2002, JLEC tax rate on Units 1&2 is 17.5%. JLEC records current income tax as required by tax rules. JLEC uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The difference between the statutory income tax rate of 35% and the effective income tax relates primarily to the effect of the tax holiday for fiscal years ended December 31, 2002 and 2001 and to the effect of the tax holiday and the PNS for the fiscal year ended December 31, 2000.

The principal temporary difference results from the use of the direct financing lease method under US GAAP. In particular, the treatment of the net investment and revenue recognition (as disclosed in note 2.b above) under US GAAP are different from the treatment of these items under tax rules. The total of all the deferred tax liabilities is US$13,005,298 as of December 31, 2002 and $6,097,093 for 2001.

g. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual result could differ from these estimates and assumptions.

h. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and restricted cash approximates fair value because of the short-term maturity of these instruments. The fair value of long term debt has been estimated based on the discounted value of future cash flows for non quoted instruments using the interest rates obtained by JLEC for instruments with similar conditions and maturities. The carrying value and the fair value of long-term debt as of December 31 are as follows:

                                                                    2002           2001           2000
                                                                    US$            US$            US$
                                                               -------------    -----------------------------
          Carrying value                                             641,690       627,164            592,314
          Fair value                                                 669,709       652,250            610,083

3. CASH

3.1  Cash
The Company's cash as of December 31 includes the initial capital deposits of the Company's stockholders, as explained further in Note 11 . Such cash is held in Moroccan Dirhams. The remainder of JLEC's cash is held by the Offshore Collateral Agent, Deutsche Bank Trust Company Americas in US$ and Euro, and by the Onshore Collateral Agent, BMCI - Banque Marocaine pour le Commerce et l'Industrie in Morocain Dirhams and US$.

The cash balances includes the following categories:

                                                                    2002           2001           2000
                                                                    US$            US$            US$
                                                               -------------    -----------------------------
          Off-shore Revenue in US$                                22,666,875    36,223,422         53,051,958
          Off-shore Revenue in Euro                                5,331,124     5,000,414             80,376
                                                               -------------    -----------------------------
          Total Off-Shore Revenue                                 27,997,999    41,223,836         53,132,334

          On-shore O&M Account - Generator                           793,293     2,899,102          2,023,823
          On-shore O&M Account - Operator                          3,258,836     2,298,642          2,376,961
          Off-shore O&M Accounts                                      10,607         8,464              7,231
                                                               -------------    -----------------------------
          Total O&M Accounts                                       4,062,736     5,206,208          4,408,015

          Fuel & Spare Part Accounts                               5,289,381    12,080,028          7,197,326

          On-shore Construction Accounts                                   -     1,100,363          2,276,433
          Off-shore Construction Accounts                                  -             -             90,005
          Company Loan Accrual Account                                     -             -             42,085

          Off-shore  Debt Service Accrual Accounts in US$          3,843,187     3,540,479                  -
          Off-shore  Debt Service Accrual Accounts in Euro         5,433,301     3,898,143                  -
                                                               -------------    -----------------------------
          Total  Debt Service Accrual Accounts                     9,276,488     7,438,622                  -

          Stockholder capital deposits                                56,624        56,624             56,624
                                                               -------------    -----------------------------
                                  Total                           46,683,228    67,105,681         67,202,822
                                                               =============    =============================

JORF  LASFAR  ENERGY  COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS


3.2  Restricted Cash

The Reserve Accounts are as follow :                                2002           2001           2000
                                                                    US$            US$            US$
                                                               -------------    ----------------------------
          Major Maintenance Reserve Account in US$                 2,500,000     5,000,000                 -
          Fixed O&M Reserve Account in US$                         4,800,000     9,600,000                 -
          Debt Service Reserve Account in US$                     11,730,000       730,000                 -
          Super Reserve Account in US$                            18,100,000             -                 -
                                                               -------------    ----------------------------
                  Off-shore Reserve Accounts in US$               37,130,000    15,330,000                 -

          Fixed O&M Reserve Account in Euro                          197,262       161,372                 -
          Debt Service Reserve Account in Euro                    16,450,805     1,649,031                 -
                                                               -------------    ----------------------------
                  Off-shore Reserve Accounts in Euro              16,648,067     1,810,403                 -
                                                               -------------    ----------------------------
          Total Reserve Accounts                                  53,778,067    17,140,403                 -
                                                               =============    ============================

3.3  Total Cash

                                                                    2002           2001           2000
                                                                    US$            US$            US$
                                                               -------------    -----------------------------
          Cash                                                    46,683,228    67,105,681         67,202,822
          Restricted Cash in Reserve Accounts                     53,778,067    17,140,403                  -
                                                               -------------    -----------------------------
                                                                 100,461,295    84,246,084         67,202,822
                                                               =============    =============================

3.4  Letters of Credit

Additional liquidity is available, if needed for debt service, from Sponsor (CMS and ABB) Letters of Credit in the following accounts as of December 31, 2002:

          a. Major Maintenance Reserve Account            US$     2,500,000
          b. Fixed O&M Reserve Account                    US$     4,800,000
          c. Debt Service Reserve Account                 US$    11,300,000
          d. Super Reserve Account                        US$    47,900,000
          e. Debt Service Reserve Account                Euro    15,000,000

4. INVENTORIES

Inventories as of December 31 are detailed as follows :

                                                                    2002           2001           2000
                                                                    US$            US$            US$
                                                               -------------    -----------------------------
          Stock of Coal                                           22,499,748    23,305,684         30,456,351
          Stock of Fuel-oil                                        2,078,600     2,988,752          1,625,767
          Stock of Spare Parts                                    15,081,606     4,952,377                  -
          Other                                                      954,692       512,445            434,716
                                                               -------------    -----------------------------
                                                                  40,614,646    31,759,259         32,516,834
                                                               =============    =============================

5. ACCOUNTS RECEIVABLE

Accounts Receivable as of  December 31 are detailed as follows :

                                                                    2002           2001           2000
                                                                    US$            US$            US$
                                                               -------------    -----------------------------
          Account receivable - ONE                                76,098,673    85,811,099         63,416,998
          Account receivable - other                                  76,097       704,024            122,976
                                                               -------------    -----------------------------
                                                                  76,174,770    86,515,123         63,539,974
                                                               =============    =============================

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS


6. PREPAYMENTS

Prepayments as of December 31 are detailed as follows :

                                                                   2002            2001             2000
                                                                   US$             US$              US$
                                                                --------------------------------------------
                           Prepaid insurance                     3,582,404        3,822,746        1,942,019
                           Prepayments for income tax            5,194,869                -                -
                           Other prepayments                     1,653,537          653,896        3,513,054
                                                                --------------------------------------------
                                                                10,430,810        4,476,642        5,455,073
                                                                ============================================

7. OTHER LONG TERM ASSETS

Other long term assets as of December 31 are as follows :

                                                                   2002            2001             2000
                                                                   US$             US$              US$
                                                                --------------------------------------------
                           Long term receivables loan            2,754,540        2,016,161        1,575,678
                           Long term ash disposal site           1,913,308                -                -
                           Capitalized major maintenance         7,898,850        7,898,850                -
                           Less : accumulated amortization      -1,598,577         -470,170                -
                                                                --------------------------------------------
                                                                10,968,121        9,444,841        1,575,678
                                                                ============================================

JLEC has a long term major maintenance schedule for each of its 4 units. The cost of major maintenance is capitalized and amortized over the estimated useful life of the investment, which for the turbine overhauls is 7 years (84 months).

8. ACCOUNTS PAYABLE TO THIRD PARTIES

Account Payable to Third Parties includes the main suppliers of JLEC as of December 31 and are detailed as follows:

                                                                   2002            2001             2000
                                                                   US$             US$              US$
                                                                --------------------------------------------
                           Billiton (coal supplier)              4,119,817       16,060,510        6,916,220
                           Anglo (coal supplier)                 2,245,218        5,281,412                -
                           Total (coal supplier)                         -        2,267,178                -
                           RAG Trading (coal supplier)           4,499,958                -                -
                           Glencore                              2,187,744                -                -
                           Consol (coal supplier)                        -                -        5,033,586
                           Guasare (coal supplier)                       -                -        2,359,559
                           Alstom Power                          2,845,357        2,607,834        1,283,788
                           ONE                                   2,767,010        3,547,774        9,601,292
                           Other suppliers                       6,832,615        4,999,250       30,271,318
                                                                --------------------------------------------
                                                                25,497,719       34,763,958       55,465,763
                                                                ============================================

9. RELATED PARTY TRANSACTIONS

During 2002, related party transactions consisted of the following:

                                           ABB          ABB          CMS           CMS            CMS
                                           EV          MAROC        MOPCO         MOPCO        RD & GEN                  Total
--------------------------------------------------------------------------------------------------------------------------------
Currencies                                 US$          MAD          MAD           MAD            US$                     US$
--------------------------------------------------------------------------------------------------------------------------------
Acc. Payable 12/31/01                    137,581       78,576     7,726,314    44,598,493       76,753
--------------------------------------------------------------------------------------------------------------------
Management Fees                                                  35,654,033
Incentive Accrual                                                              46,253,517
Other                                    207,059      778,086    -6,139,521                    114,510
--------------------------------------------------------------------------------------------------------------------
Total Payments 2002                      238,876      730,782    38,693,220    44,598,665      108,577
--------------------------------------------------------------------------------------------------------------------
Acc. Payable 12/31/02                    105,764      125,880    -1,452,394    46,253,345       82,686
--------------------------------------------------------------------------------------------------------------------------------
Acc. Pay. in US$ 12/31/02                105,764       12,345      -142,433     4,535,976       82,686                 4,594,337
--------------------------------------------------------------------------------------------------------------------------------

                                  Jorf Lasfar         Jorf Lasfar
                                  Energiaktie-           Power           Jorf Lasfar
          Common Stock              bolag              Energy AB        Handels-bolag
-------------------------------------------------------------------------------------
Currencies                           MAD                  MAD                MAD
-------------------------------------------------------------------------------------
Acc. Payable 12/31/01             202,826,993         186,600,834          16,226,160
-------------------------------------------------------------------------------------
Dividend Payable Oct 29, 2002     495,000,000         455,400,000          39,600,000
-------------------------------------------------------------------------------------
Total Payments 2002               477,660,429         439,447,594          38,212,834
-------------------------------------------------------------------------------------
Acc. Payable 12/31/02             220,166,565         202,553,239          17,613,325
-------------------------------------------------------------------------------------
B/S FX Rate MAD/USD                     10.20               10.20               10.20
-------------------------------------------------------------------------------------
Acc. Pay. in US$ 12/31/02          21,591,308          19,864,003           1,727,305
-------------------------------------------------------------------------------------

                                Tre Kronor
          Common Stock         Investment AB   AB Cythere 61    AB Cythere 63        Total
----------------------------------------------------------------------------------------------
Currencies                          MAD             MAD              MAD              MAD
----------------------------------------------------------------------------------------------
Acc. Payable 12/31/01           16,226,160         885,063      388,542,764        811,307,973
----------------------------------------------------------------------------------------------
Dividend Payable Oct 29, 2002   39,600,000       2,160,000      948,240,000      1,980,000,000
----------------------------------------------------------------------------------------------
Total Payments 2002             16,144,045         880,600      386,583,232      1,358,928,734
----------------------------------------------------------------------------------------------
Acc. Payable 12/31/02           39,682,115       2,164,464      950,199,532      1,432,379,240
----------------------------------------------------------------------------------------------
B/S FX Rate MAD/USD                  10.20           10.20            10.20              10.20
----------------------------------------------------------------------------------------------
Acc. Pay. in US$ 12/31/02        3,891,548         212,265       93,184,224        140,470,652
----------------------------------------------------------------------------------------------

                                                                                --------------
                             Total Accounts Payable to Related Parties             145,064,989
                                                                                --------------

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS

9. RELATED PARTY TRANSACTIONS (CONTINUED)

During 2001, related party transactions consisted of the following:

                             ABB          ABB          ABB         ABB       CMS          CMS          CMS
                              EV        Secheron     Secheron     MAROC     MOPCO        MOPCO       RD & GEN       Total
----------------------------------------------------------------------------------------------------------------------------
Currencies                   US$          DEM          CHF         MAD       MAD          MAD          US$           US$
----------------------------------------------------------------------------------------------------------------------------
Acc. Payable 12/31/00        43,545           -           -           -   16,747,904   96,757,074     200,667
-------------------------------------------------------------------------------------------------------------

Management Fees                                                           35,287,098
Incentive Accrual                                                                      44,314,093
Other                       331,716     375,000      25,200     469,461   -5,873,718                  471,870
-------------------------------------------------------------------------------------------------------------
Total Payments 2001         237,679     375,000      25,200     390,885   38,434,970   96,472,673     595,784
-------------------------------------------------------------------------------------------------------------
Acc. Payable 12/31/01       137,581           -           -      78,576    7,726,314   44,598,493      76,753
----------------------------------------------------------------------------------------------------------------------------
Acc. Pay. in US$ 12/31/01   137,581           -           -       6,777      666,349    3,846,356      76,753      4,733,816
----------------------------------------------------------------------------------------------------------------------------

                                                   Jorf Lasfar      Jorf Lasfar        Tre Kronor
                                   AB Cythere      Energiaktie-        Power           Investment
                                       63             bolag          Energy AB             AB
--------------------------------------------------------------------------------------------------
Currencies                              MAD             MAD              MAD              MAD
--------------------------------------------------------------------------------------------------
Dividend Payable Apr 24, 2001       790,200,000      412,500,000      379,500,000       33,000,000
--------------------------------------------------------------------------------------------------
Dividend Payable Oct 29, 2001       650,598,000      339,625,000      312,455,000       27,170,000
--------------------------------------------------------------------------------------------------
Total Payments 2001               1,052,255,236      549,298,007      505,354,166       43,943,841
--------------------------------------------------------------------------------------------------
Acc. Payable 12/31/01               388,542,764      202,826,993      186,600,834       16,226,160
--------------------------------------------------------------------------------------------------
B/S FX Rate MAD/USD                       11.60            11.60            11.60            11.60
--------------------------------------------------------------------------------------------------
Acc. Pay. in US$ 12/31/01            33,509,510       17,492,626       16,093,216        1,399,410
--------------------------------------------------------------------------------------------------

                                  Jorf Lasfar
                                    Handels-        AB Cythere
                                     bolag               61                            Total
------------------------------------------------------------------------------------------------
Currencies                             MAD               MAD                            MAD
------------------------------------------------------------------------------------------------
Dividend Payable Apr 24, 2001        33,000,000        1,800,000                   1,650,000,000
------------------------------------------------------------------------------------------------
Dividend Payable Oct 29, 2001        27,170,000        1,482,000                   1,358,500,000
------------------------------------------------------------------------------------------------
Total Payments 2001                  43,943,841        2,396,937                   2,197,192,027
------------------------------------------------------------------------------------------------
Acc. Payable 12/31/01                16,226,160          885,063                     811,307,973
------------------------------------------------------------------------------------------------
B/S FX Rate MAD/USD                       11.60            11.60                           11.60
------------------------------------------------------------------------------------------------
Acc. Pay. in US$ 12/31/01             1,399,410           76,331                      69,970,502
------------------------------------------------------------------------------------------------

                                                                                 ---------------
                                                                                      74,704,318
                                                                                 ---------------

During 2000, related party transactions consisted of the following:

                                       ABB              ABB              ABB               ABB
                                       EV             Secheron         Secheron           Trafo
--------------------------------------------------------------------------------------------------
Currencies                             US$              DEM              CHF               DEM
--------------------------------------------------------------------------------------------------
Acc. Payable 12/31/99                    29,636                -                -                -
--------------------------------------------------------------------------------------------------
Management Fees                                                                         21,346,655
Incentive Accrual
Other                                   166,848        3,375,000          630,000          567,355
--------------------------------------------------------------------------------------------------
Total Payments 2000                     152,939        3,375,000          630,000          567,355
--------------------------------------------------------------------------------------------------
Acc. Payable 12/31/00                    43,545                -                -                -
--------------------------------------------------------------------------------------------------
Acc. Pay. in US$ 12/31/00                43,545                -                -                -
--------------------------------------------------------------------------------------------------

                                       ABB              CMS              CMS              CMS
                                      MAROC            MOPCO            MOPCO             RD           Total
--------------------------------------------------------------------------------------------------------------
Currencies                             MAD              MAD              MAD              US$           US$
--------------------------------------------------------------------------------------------------------------
Acc. Payable 12/31/99                         -       19,442,763       78,401,202         64,739
--------------------------------------------------------------------------------------------------------------
Management Fees                                       21,346,655
Incentive Accrual                                                      22,044,199
Other                                    53,580       24,968,135       -3,688,327        788,927
--------------------------------------------------------------------------------------------------------------
Total Payments 2000                      53,580       49,009,650                -        653,000
--------------------------------------------------------------------------------------------------------------
Acc. Payable 12/31/00                         -       16,747,904       96,757,074        200,667
--------------------------------------------------------------------------------------------------------------
Acc. Pay. in US$ 12/31/00                     -        1,572,481        9,085,171        200,667    10,901,863
--------------------------------------------------------------------------------------------------------------

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS

10. LONG TERM LOANS

Long term loans are detailed as follows as of December 31, 2002 :

                                                                       Interest                               Reimbursement
                 Borrowing                      Principal      ------------------------     Interest   -----------------------------
     Loan          Date          Currency        Amount           Type           Rate       Payment       Maturity      Periodicity
------------------------------------------------------------------------------------------------------------------------------------
US EXIM           9/12/02          US$           200,971,655     Fixed            7.2%     Quarterly    Feb. 15, 2013    Quarterly

OPIC Note A      11/25/97          US$            51,677,083     Fixed          10.23%     Quarterly    Feb. 15, 2013    Quarterly
OPIC Note B      02/11/98          US$            11,275,000     Fixed           9.92%     Quarterly    Feb. 15, 2013    Quarterly
                                                 -----------
                                                  62,952,083
------------------------------------------------------------------------------------------------------------------------------------
              Total L.T loan in US$              263,923,738
              ----------------------------------------------
              Current part in USD                 25,749,000
              ----------------------------------------------
              Non-Current part in USD            238,174,738
              ----------------------------------------------

                                                                        Interest                               Reimbursement
                 Borrowing                      Principal      ------------------------     Interest   -----------------------------
     Loan          Date          Currency        Amount           Type           Rate       Payment       Maturity      Periodicity
------------------------------------------------------------------------------------------------------------------------------------
SACE             11/15/02          Euro          198,720,273     Fixed           5.73%     Quarterly    Feb. 15, 2013    Quarterly

ERG              11/15/02          Euro           25,537,392    Variable         5.14%     Quarterly    Feb. 15, 2013    Quarterly

World Bank       11/15/02          Euro          136,696,015    Variable         4.89%     Quarterly    Feb. 15, 2013    Quarterly
------------------------------------------------------------------------------------------------------------------------------------
              Total L.T loan in Euro             360,953,680
              ----------------------------------------------
              B/S FX Rate Euro/USD                   1.04658
              ----------------------------------------------
              Total L.T loan in USD              377,767,743
              ----------------------------------------------
              Current part in USD                 36,855,389
              ----------------------------------------------
              Non-Current part in USD            340,912,354
              ----------------------------------------------

Total principal repayments for the next five years are detailed below. Forecasts of interest payments, interest-rate swap payments and guarantee fees are also shown below . For further information regarding interest rate swaps, see Note 15.


                    Principal      Principal       Principal      Principal
                  Repayment in    Repayment in   Repayment in    Repayment in
                      2003            2004           2005            2006
                 ------------------------------------------------------------
In USD
-----------------------------------------------------------------------------
US EXIM            19,606,893      19,606,893     19,606,893      19,606,893
-----------------------------------------------------------------------------
OPIC A              5,041,667       5,041,666      5,041,666       5,041,666
-----------------------------------------------------------------------------
OPIC B              1,100,000       1,100,000      1,100,000       1,100,000
-----------------------------------------------------------------------------
Total in USD       25,748,560      25,748,559     25,748,559      25,748,559
-----------------------------------------------------------------------------

In Euro
-----------------------------------------------------------------------------
SACE               19,387,344      19,387,344     19,387,344      19,387,344
-----------------------------------------------------------------------------
ERG                 2,491,452       2,491,452      2,491,452       2,491,452
-----------------------------------------------------------------------------
WB                 13,336,197      13,336,197     13,336,197      13,336,197
-----------------------------------------------------------------------------
Total in Euro      35,214,993      35,214,993     35,214,993      35,214,993
-----------------------------------------------------------------------------
B/S FX Rate
Euro/USD                1.047           1.047          1.047           1.047
-----------------------------------------------------------------------------
Total in USD       36,855,389      36,855,389     36,855,389      36,855,389
-----------------------------------------------------------------------------

                                   Remaining        Remaining      Remaining
                    Principal       Interest           Swap        Guarantee
                  Repayment in      Payments        Payments          Fees
                      2007         2003-2013        2003-2013      2003-2013
                 -----------------------------------------------------------
In USD
----------------------------------------------------------------------------
US EXIM            19,606,893      76,033,383                -             -
----------------------------------------------------------------------------
OPIC A              5,041,666      27,754,052                -             -
----------------------------------------------------------------------------
OPIC B              1,100,000       5,871,955                -             -
----------------------------------------------------------------------------
Total in USD       25,748,559     109,659,390                -             -
----------------------------------------------------------------------------

In Euro
----------------------------------------------------------------------------
SACE               19,387,344      60,663,342                -             -
----------------------------------------------------------------------------
ERG                 2,491,452       7,093,552        4,535,473             -
----------------------------------------------------------------------------
WB                 13,336,197      36,148,188       23,844,995     6,757,469
----------------------------------------------------------------------------
Total in Euro      35,214,993     103,905,082       28,380,468     6,757,469
----------------------------------------------------------------------------
B/S FX Rate
Euro/USD                1.047           1.047            1.047         1.047
----------------------------------------------------------------------------
Total in USD       36,855,389     108,745,223       29,702,496     7,072,248
----------------------------------------------------------------------------

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS

10. LONG TERM LOANS (CONTINUED)

Long term loans are detailed as follows as of December 31, 2001 :

                                                                       Interest                              Reimbursement
                 Borrowing                      Principal      ------------------------    Interest   -----------------------------
     Loan          Date          Currency        Amount           Type           Rate      Payment       Maturity      Periodicity
-----------------------------------------------------------------------------------------------------------------------------------
US EXIM           15/11/2001       US$           207,446,204    Variable         4.14%    Quarterly    Feb. 15, 2013    Quarterly

OPIC Note A        11/25/97        US$            56,718,750     Fixed          10.48%    Quarterly    Feb. 15, 2013    Quarterly

OPIC Note B        02/11/98        US$            12,375,000     Fixed          10.17%    Quarterly    Feb. 15, 2013    Quarterly
                                                 -----------
                                                  69,093,750
-----------------------------------------------------------------------------------------------------------------------------------
                Total L.T loan in US$            276,539,954
                --------------------------------------------
                Current part in USD               24,873,137
                --------------------------------------------
                Non-Current part in USD          251,666,817
                --------------------------------------------

                                                                       Interest                               Reimbursement
                 Borrowing                      Principal      ------------------------     Interest   -----------------------------
     Loan          Date          Currency        Amount           Type           Rate       Payment       Maturity      Periodicity
------------------------------------------------------------------------------------------------------------------------------------
SACE              15/11/2001      Euro           218,107,617     Fixed           5.73%     Quarterly    Feb. 15, 2013    Quarterly

ERG               15/11/2001      Euro            28,028,845    Variable         5.34%     Quarterly    Feb. 15, 2013    Quarterly

World Bank        15/11/2001      Euro           150,032,211    Variable         5.09%     Quarterly    Feb. 15, 2013    Quarterly
------------------------------------------------------------------------------------------------------------------------------------
                Total L.T loan in Euro           396,168,673
                --------------------------------------------
                B/S FX Rate Euro/USD                   0.885
                --------------------------------------------
                Total L.T loan in USD            350,623,797
                --------------------------------------------
                Current part in USD               31,166,559
                --------------------------------------------
                Non-Current part in USD          319,457,237
                --------------------------------------------

Long term loans are detailed as follows as of December 31, 2000 :

                                                                       Interest                               Reimbursement
                 Drawdown                       Drawdown      ------------------------     Interest   -----------------------------
     Loan          Date          Currency        Amount           Type           Rate       Payment       Maturity      Periodicity
------------------------------------------------------------------------------------------------------------------------------------
US EXIM           11/12/2000       US$           171,078,318    Variable         8.39%      Added to    Feb. 15, 2013    Quarterly
                                                                                           Principal
OPIC Note A        11/25/97        US$            60,500,000     Fixed          10.48%     Quarterly    Feb. 15, 2013    Quarterly
OPIC Note B        02/11/98        US$            13,200,000     Fixed          10.17%     Quarterly    Feb. 15, 2013    Quarterly
                                                 -----------
                                                  73,700,000
------------------------------------------------------------------------------------------------------------------------------------
Accrual for Capitalized Interests                    824,884
------------------------------------------------------------
                Total L.T loan in US$            245,603,202
                --------------------------------------------

                                                                       Interest                                Reimbursement
                 Drawdown                       Drawdown      ------------------------     Interest    -----------------------------
     Loan          Date          Currency        Amount           Type           Rate       Payment        Maturity      Periodicity
------------------------------------------------------------------------------------------------------------------------------------
SACE              11/10/2000       DEM           138,444,711     Fixed           5.73%      Added to     Feb. 15, 2013    Quarterly
                  09/11/2000       DEM           175,403,182     Fixed           5.73%     Principal     Feb. 15, 2013    Quarterly
                  11/12/2000       DEM           127,398,544     Fixed           5.73%                   Feb. 15, 2013    Quarterly
                                                 -----------
                                                 441,246,437
ERG               11/12/2000       DEM            56,914,448    Variable         6.96%      Added to     Feb. 15, 2013    Quarterly
                                                                                           Principal
World Bank        11/12/2000       DEM           228,100,000    Variable         6.71%     Quarterly     Feb. 15, 2013    Quarterly
------------------------------------------------------------------------------------------------------------------------------------
Accrual for Capitalized Interests in DEM           3,456,603
------------------------------------------------------------
                Total L.T loan in DEM            729,717,488
                --------------------------------------------
                B/S FX Rate DEM/USD                    2.105
                --------------------------------------------
                Total L.T loan in USD            346,711,732
                --------------------------------------------

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS

10. LONG TERM LOANS (CONTINUED)

PLEADGE OF STOCK AND OTHER ASSETS

As security for the repayment of the loans, and the payment of all related interest, fees and swap obligations, JLEC and its stockholders have entered into various pledge agreements with Deutsche Bank Trust Company Americas, as Offshore Collateral Agent, and with Banque Marocaine pour le Commerce et l'Industrie, as Onshore Collateral Agent, for the benefit of such lenders and other secured parties. Such security shall continue in effect until the repayment in full of all outstanding principal amounts and the payment in full of all related interest, fee and swap obligations, which is scheduled to occur in February of 2013. The principle pledge agreements are:

1. The Stockholder Pledge and Security Agreements, in which each of JLEC's stockholders pledges all of its shares, claims, rights and interests in JLEC to the Offshore Collateral Agent.

2. The Security and Assignment Agreement, in which JLEC assigns to the Offshore Collateral Agent a security interest in all of JLEC's rights, title and interest in the following collateral, among others:

 a. all of JLEC's contractual rights,
 b. all rents, profits, income and revenues derived by JLEC from its ownership of the Project,
 c. all cash deposits and other assets in any of JLEC's accounts with financial institutions,
 d. all permits, licenses and other governmental authorizations obtained by JLEC in connection with its ownership of the Project,
 e. all of JLEC's insurance policies and related claims and proceeds, and
 f. all personal property and inventories of JLEC.

3. The Agreement for Pledge of Shares, in which each of JLEC's stockholders pledges all of its shares, claims, rights and interests in JLEC to the Onshore Collateral Agent, and assigns to the Onshore Collateral Agent the direct payment by JLEC of all dividends and other stockholder distributions if and whenever a Default has occurred and is continuing.

4. The General Delegation of Contract Claims, in which JLEC assigns to the Onshore Collateral Agent the direct payment of any and all contract claims due to JLEC if and whenever a Default has occurred and is continuing.

5. The Pledge over General Operating Accounts, in which JLEC pledges to the Onshore Collateral Agent any and all monies in JLEC's accounts with the Onshore Collateral Agent.

6. The Master Agreement for Assignment of Accounts Receivable as Security, in which JLEC assigns to the Onshore Collateral Agent a security interest in all of the accounts receivable payable by ONE to JLEC under the Power Purchase Agreement.

COVENANTS

The covenants on the loans also place restrictions on JLEC's payment of dividends and other distributions to JLEC's stockholders. Specifically, JLEC may not:

1. Pay any dividends to its stockholders, or
2. Make any distribution, payment or delivery of property or cash to its stockholders, or
3. Redeem, retire, purchase or otherwise acquire any shares of its capital stock, or
4. Purchase or redeem any subordinated debt except, on quarterly repayment dates and only then after first satisfying all debt service obligations and satisfying all of the following conditions, among others:
a. No default shall have occurred,
b. The cash balance in all JLEC reserve and accrual accounts shall equal or exceed required levels,
c. JLEC's actual debt service coverage ratios for the current quarter and preceding four quarters have all been greater than 1.3, and
d. JLEC's forecasted debt service coverage ratios for the next succeeding two quarters are greater than 1.3

JLEC has complied with these covenants since May 2001, when the loans began to be repaid.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS

11. STOCKHOLDERS' EQUITY

The composition of Stockholders' Equity is as follows as of December 31, 2002:

11.1 COMMON STOCK

                                                     Common Stock
                                                   -----------------------------------------------
                                                        Number        Par value       Par value
Shareholders                                          of Shares         Dirham        US Dollar
------------------------------------------------   -----------------------------------------------
AB Cythere 63, Sweden .............................         2,634         263,400           27,668

Jorf Lasfar Energiaktiebolag, Sweden ..............         1,375         137,500           14,443

Jorf Lasfar Power Energy AB, Sweden ...............         1,265         126,500           13,288

Tre Kronor Investment AB, Sweden ..................           110          11,000            1,155

Jorf Lasfar Handelsbolag, Sweden ..................           110          11,000            1,155

AB Cythere 61, Sweden .............................             6             600               63
                                                   -----------------------------------------------
               Total                                        5,500         550,000           57,773

11.2 CONVERTIBLE STOCKHOLDERS' SECURITIES

On December 11, 2000, the JLEC stockholders purchased all Company Loan Notes totaling $ 387,355,000, and amended the Company Loan Agreement, to convert these notes into securities convertible into Preferred Stock or Common Stock. On January 1, 2001, a portion of these convertible securities held by AB Cythere 61and AB Cythere 63 were converted into Preferred Stock (itself convertible into common stock) as shown below. After these conversions, the balance of convertible stockholders' securities as follows at December 31, 2002 and 2001:

                                                         Convertible Shareholders' Securities
                                                   -----------------------------------------------
                                                        Number        Par value        Par value
Shareholders                                          of Shares        Dirham          US Dollar
------------------------------------------------   -----------------------------------------------
Jorf Lasfar Energiaktiebolag, Sweden ..............    10,537,024   1,053,702,400       96,838,750

Jorf Lasfar Power Energy AB, Sweden ...............     9,694,062     969,406,200       89,091,650

Tre Kronor Investment AB, Sweden ..................       842,962      84,296,200        7,747,100

Jorf Lasfar Handelsbolag, Sweden ..................       842,962      84,296,200        7,747,100
                                                   -----------------------------------------------
               Total                                   21,917,010   2,191,701,000      201,424,600

Under the terms of the amended Agreement, these convertible securities may be converted into one share of common stock for each 100 MAD.

(a) Expression of the Loan in MAD

The outstanding USD 201,424,600 principal amount is expressed as MAD 2,191,701,000 for the purpose of computing interest and principal payments due under this Agreement. However, principal and renumeration payments will be paid to the stockholders in USD, provided that the Company is not responsible for any losses realized by the stockholders resulting from the depreciation of the value of the MAD relative to the USD.

(b) Repayment or conversion into Stock

Under the terms of the amended Agreement :
- the Security may only be repaid, in whole or in part, at the Company's option;
- the part of the Security principal held by other Company Lenders listed above may be converted into Common Stock at any time, using the same conversion ratio used for the conversion of the parts of AB Cythere 61 and AB Cythere 63 (one share of Common Stock for each 100 MAD);
- the shares of Preferred Stock issued to AB Cythere 61 and AB Cythere 63 may be converted into Common Stock. In this case, all outstanding securities held by Company lenders will be mandatorily converted into Common Stock at the same conversion ratio.

(c) Renumeration

The Company will pay renumeration on the unpaid principal amount once per year, at the rate per annum equal to the Moroccan maximum deductible rate, which was 4.87% p.a, in 2002. Accruals for such payments are reported as part of the Retained Earnings allocation.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS

11.3  PREFERRED STOCK

In accordance with Section 3.01 par.(b) of the amended Company Loan Agreement (see note 11.2 above), the Company has converted on January 1, 2001 all outstanding Company Loan principal held by AB Cythere 61 and AB Cythere 63, at the conversion ratio of one share of Preferred Stock for each 100 MAD of such Company Loan principal converted into Preferred Stock, as follows :

                                                    Preferred Stock
                                                   -----------------------------------------------
                                                        Number        Par value        Par value
Shareholders                                          of Shares        Dirham          US Dollar
------------------------------------------------   -----------------------------------------------
AB Cythere 63, Sweden .............................    20,185,145   2,018,514,500      185,508,183
AB Cythere 61, Sweden .............................        45,941       4,594,100          422,217
                                                   -----------------------------------------------
           Total                                       20,231,086   2,023,108,600      185,930,400

Such shares are non-participating voting shares of convertible Preferred Stock of the Company, and :
- are convertible at any moment into shares of Common Stock;
- give right to the collection of a minimum priority dividend, at least equal to 4% of the aggregate par value of the preferred shares,
- do not participate in the distribution of the undistributed balance of Retained Earnings, which is divided among the shares of Common Stock as shown in
Note 11.4.

11.4 ALLOCATION OF RETAINED EARNINGS

The Retained Earnings are allocated among the shareholders as follows :

                                                                                                           Common
                                               Convertible Securities          Preferred Stock              Stock         Total
                                          ----------------------------------------------------------------------------------------
Shareholders                                 Dirhams       US Dollars     Dirhams        US Dollars       US Dollars    US Dollars
----------------------------------------  ----------------------------------------------------------------------------------------
AB Cythere 63, Sweden ....................           -             -     99,666,957       9,774,145       44,357,210    54,131,355
Jorf Lasfar Energiaktiebolag, Sweden .....  52,028,019     5,102,287              -               -       23,155,340    28,257,627
Jorf Lasfar Power Energy AB, Sweden ......  47,865,778     4,694,104              -               -       21,302,912    25,997,016
Tre Kronor Investment AB, Sweden .........   4,162,242       408,183              -               -        1,852,427     2,260,610
Jorf Lasfar Handelsbolag, Sweden .........   4,162,242       408,183              -               -        1,852,427     2,260,610
AB Cythere 61, Sweden ....................           -             -        226,840          22,246          101,041       123,287
                                          ----------------------------------------------------------------------------------------
           Total                           108,218,281    10,612,757     99,893,797       9,796,391       92,621,357   113,030,505

The allocations for Convertible Securities (108,218,281 Dirhams) and Preferred Stock (99,893,797 Dirhams) are payable as of January 1, 2003, and are scheduled for payment on May 15, 2003.

12. NET INVESTMENT IN DIRECT FINANCING LEASE

The following lists the components of the net investment in direct financing leases as of December 31 (in 000s):

                                                                   2002           2001           2000
                                                                   US$            US$            US$
                                                               ------------   ---------------------------
          Total minimum lease payments to be received             2,284,642      2,433,939      2,763,561
          Less: unearned income                                   1,180,081      1,330,425      1,559,851
                                                               ------------   ---------------------------
          Net investment in direct financing leases               1,104,561      1,103,514      1,203,710
                                                               ============   ===========================

Minimum lease payments are based on the estimated capacity payments that ONE makes to JLEC. Under the terms of the contracts with ONE, capacity payments are made monthly based on the availability of the Units and energy deliveries to ONE. Management has estimated the total minimum lease payments over the term of the contracts based on its estimate of the plants' availability. If the Units do not achieve the performance estimated in JLEC's models, adjustments to the revenues recorded using the interest method for the direct financing lease may be required.

The minimum lease payments do not include reimbursable or executory costs such as the reimbursement of coal costs.

As of December 31, 2002, minimum lease payments for the next five years are as follows (in 000s):

          2003               228,783
          2004               238,734
          2005               228,530
          2006               201,868
          2007               185,640

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS

13. PENSION PLANS
JLEC contributes to the following pension plans :

13.1 CAISSE COMMUNE DES RETRAITES (CCR)

As required by PPA Section 23.2.4, most of JLEC's employees (263 employees of 314, or 84%) plus 1 recent retiree are participants in the CCR defined benefit pension plan. This plan is funded by employee payroll deductions equal to 9% of the employees' gross pay, plus JLEC contributions equal to 18% of the participating employees' gross pay. In 2002, 2001 and 2000, JLEC contributed to the CCR USD 291,036, USD 266,972 and USD 280,577, respectively.

Benefits provided under this plan include pension and retiree health insurance. As of December 31, 2002, the benefit obligation totaled USD 7,738,000. The fair value of assets contributed to the CCR was USD 1,947,000 as of December 31, 2002. The net unfunded benefit obligation as of December 31, 2002 reflected in the accompanying balance sheet was USD 5,693,000.

The following assumptions were used to perform the actuarial valuation for 2002:

        Discount rate                                          7.58%
        Rate of compensation increase                          6.50%

13.2 CAISSE INTERPROFESSIONNELLE MAROCAINE DE RETRAITES (CIMR)

Employees of JLEC not covered by CCR participate in a fund to which the employer contributes an amount equal to 12 percent of the employee's gross pay. This fund is carried in the employee's name, and the pension benefits an employee will receive depend only on the amount contributed to this account and the returns earned on investments of those contributions. During 2002, 2001 and 2000, JLEC's contributed USD 109,147, USD 105,912 and USD 102,558, respectively.

14. COMMITMENTS AND CONTINGENCIES

JLEC's corporate tax return for the years 1999 to 2002, and the JLEC's payroll and VAT returns for the years 1997 to 2002 are open to audit by the Moroccan Tax Authorities.

JLEC is peridiocally involved in other legal, tax and other proceedings regarding matters arising in the oridinary course of business. JLEC believes that the outcome of these matters will not materially affect its results of operations or liquidity.

15. DERIVATIVE INSTRUMENT LIABILITY / OTHER COMPREHENSIVE LOSS

JLEC adopted SFAS N DEG.. 133 on January 1, 2001. This standard requires JLEC to recognize at fair value on the balance sheet, as assets or liabilities, all contracts that meet the definition of a derivative instrument. Details of all JLEC derivative instruments (interest rate swaps) are provided in the following table as of December 31, 2002, and all such swaps qualify with 100% effectiveness as cash flow hedge for JLEC's variable interest rate loans. Therefore, in accordance with SFAS N DEG.. 133, the changes in fair value of these interest rate swaps are reflected directly in Stockholders' Equity under "Accumulated Other Comprehensive Loss". JLEC determines fair value based upon market price estimations provided by the swap providers.

                                             Fixed Rate    Current
           Credit       Swap                   Paid       Libor Paid    Current Notional
          Facility    Providers   Currency    by JLEC      to JLEC          Amount
        --------------------------------------------------------------------------------
        World Bank    BNP         Euro          6.41%       3.14%            45,565,338
                      ABN         Euro          6.42%       3.14%            45,565,338
                      CSFB        Euro          6.41%       3.14%            45,565,338
        --------------------------------------------------------------------------------
                                                                            136,696,014
                                                                        ---------------

        --------------------------------------------------------------------------------
        ERG           BNP         Euro          6.47%       3.14%             8,512,464
                      ABN         Euro          6.48%       3.14%             8,512,464
                      CSFB        Euro          6.47%       3.14%             8,512,464
        --------------------------------------------------------------------------------
                                                                             25,537,392
                                                                        ---------------

                                                Forecast of
        Settlement and                           Remaining         Valuation in
         Amortization      Termination Date       Payments             Euro
        -----------------------------------------------------------------------
        Quarterly             2/15/2013              7,947,927        5,729,083
        Quarterly             2/15/2013              7,962,491        5,739,581
        Quarterly             2/15/2013              7,934,576        5,719,459
        -----------------------------------------------------------------------
                                                    23,844,995       17,188,123
                                                 ------------------------------

        -----------------------------------------------------------------------
        Quarterly             2/15/2013              1,511,371        1,089,437
        Quarterly             2/15/2013              1,513,638        1,091,072
        Quarterly             2/15/2013              1,510,464        1,088,783
        -----------------------------------------------------------------------
                                                     4,535,473        3,269,292
                                                 ------------------------------

                                                 Total in Euro       20,457,415
                                                                   ------------
                                                 B/S FX rate X          1.04658

                                                  Total in USD       21,410,369
                                                                   ============

Approximately USD 1.9 million of the current net deferred loss on derivative instruments in accumulated comprehensive loss is expected to be reclassified to earnings during the next twelve months as hedged transactions occur, assuming no significant fluctuation in interest rates.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS

16. SUPPLEMENTAL DISLOSURES OF CASH FLOW INFORMATION

Reconciliation of net income to net cash from operating activities under the Direct Method for the year ended December 31 is as follows:

                                                                                      2002             2001               2000
                                                                                      US$              US$                US$
                                                                                 -------------------------------------------------
Net Income......................................................................   132,287,908      161,385,686        117,673,500
Adjustment to reconcile Net Income to cash provided from operating activities :

                 Depreciation and amortization..................................     2,752,641          731,003                  -
                 Deferred taxes.................................................     6,908,298        6,097,093                  -
                 Lease Revenue..................................................  -183,541,585     -195,223,932       -146,153,000
                 Finance tariff cash revenue....................................   263,559,812      262,829,803        160,664,130
                 Financial expenses.............................................             -                -         22,437,000
                 Changes in operating assets and liabilities:
                 Inventories....................................................    -8,855,387       -9,242,424         -2,678,193
                 Accounts receivable............................................    10,340,353      -22,975,149        -26,530,344
                 Prepayments....................................................    -5,954,169          979,429         13,069,000
                 Accounts payable...............................................    -9,266,000      -20,701,000          8,015,944
                 Unfunded pension obligation....................................     5,692,943                -                  -
                 Other liabilities..............................................   -12,995,792        3,093,490         12,078,463
                 Effect of exchange rate changes................................     4,235,487       -2,003,877            574,000
                                                                                 -------------------------------------------------
Net cash provided by operating activities ......................................   205,164,509      184,970,122        159,150,500

17. NEW ACCOUNTING STANDARDS

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." The new statement provides accounting standards for retirement obligations associated with tangible long-lived assets, with adoption required by January 1, 2003. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. JLEC is currently assessing the new standard but does not expect that it will have a material effect on its financial statements.

In June 2002, FASB issued SFAS No 146, "Accounting for Costs Associated with Exit or Disposal Activities.". This statement addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities and nullifies EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (Including Certain costs incurred in a Restructuring)". Under SFAS 146, the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement becomes effective for exit or disposal activities initiated after December 31, 2002. JLEC does not anticipate that the adoption of SFAS 146 will have a material impact on its results of operations or its financial position.

In January 2003, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation identifies minimum guarantee disclosures required for annual periods ending after December 15, 2002. It also clarifies that providers of guarantees must record the fair value of those guarantees at their inception. This accounting guidance is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. JLEC does not believe that the implementation of FIN 45 will be material but will continue to evaluate anticipated guarantees.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The primary objective of FIN 46 is to provide guidance on the identification of, and financial reporting, for entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs).

Although the FASB's initial focus was on special purpose entities, the final guidance applies to a wide range of entities. FIN 46 has far-reaching effects and applies to new and existing entities. VIEs created before February 1, 2003 are subject to this interpretation's provisions in the first reporting period beginning after June 15, 2003. JLEC is currently assessing the new standard and has not yet determined the impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The Standard specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. The Standard is effective for interim or fiscal periods ending after June 15, 2003. JLEC is currently assessing the new standard and has not yet determined the impact on its financial statements.